United States securities and exchange commission logo





                              July 22, 2022

       Brian Foote
       Chief Executive Officer
       Humbl, Inc.
       600 B Street, Suite 300
       San Diego, California 92101

                                                        Re: HUMBL, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed July 20, 2022
                                                            File No. 333-261403

       Dear Mr. Foote:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

       Amendment No. 7 to Registration Statement on Form S-4 filed July 20,
2022

       Exhibit Index, page II-5

   1. We note the statement in Exhibit 5.1 that counsel has assumed that, among other things,
                                                        "(a) each of the
warrants and convertible notes held by existing shareholders of the
                                                        Company for which the
underlying Shares are being registered (   Transaction
                                                        Documents   ) have been
duly executed and delivered by all parties thereto, (b) the parties to the Transaction
Documents had the power, corporate or otherwise, to enter into and perform their
obligations under those documents . . . ." In this regard, it appears that the
                                                        Company is a party to
such Transaction Documents. Because it is not appropriate for counsel to assume that
the Company has duly executed and delivered such documents and taken all corporate
actions necessary to authorize the issuance of shares underlying the
 Brian Foote
Humbl, Inc.
July 22, 2022
Page 2
      convertible securities, please revise to exclude the Company from such assumptions. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Foote
                                                          Division of
Corporation Finance
Comapany NameHumbl, Inc.
                                                          Office of Trade &
Services
July 22, 2022 Page 2
cc:       Ernest Stern
FirstName LastName